March 6, 2025

David Haas
Chief Financial Officer
Primo Brands Corp
1150 Assembly Drive, Suite 800
Tampa, FL 33607

       Re: Primo Brands Corp
           Form 10-K for the Fiscal Year Ended December 31, 2024
           Filed February 27, 2025
           Form 8-K Furnished February 20, 2025
           File No. 001-42404
Dear David Haas:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing
cc:   Jason M. Licht